SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant

NEWS RELEASE

                            PRUDENTIAL PLC
                            GROUP COMMUNICATIONS
                            12 ARTHUR STREET
                            LONDON EC4R 9AQ
                            TEL 020 7220 7588
                            FAX 020 7548 3725
                            www.prudential.co.uk

9.15 am (BST) 7th May 2013

PRUDENTIAL PLC FIRST QUARTER 2013 INTERIM MANAGEMENT STATEMENT

•	Positive start to 2013 with continued profitable growth in Asia
•	Asia new business profit up 18 per cent to £308 million
•	Asset management net inflows up 66 per cent to £3.5 billion
•	Strong sales of Elite Access, our new ‘no guarantees’ Variable Annuity product in the US
•	UK annuity growth offsets impact of regulatory changes
•	Acquisition of Thanachart Life approved and Thanachart bancassurance partnership launched

Tidjane Thiam, Group Chief Executive, said:

“We have made a good start to 2013. Our life insurance business in Asia has continued to deliver profitable growth with new business profit, our primary measure of growth, up 18 per cent.  In asset management, M&G has performed particularly well, with external funds under management, a key source of profitability, growing to a record £119 billion, an increase of 28 per cent on the first quarter of 2012, driven by net inflows from its Continental European operations. Net inflows from retail and institutional business at Eastspring Investments in Asia are also showing positive signs, with assets under management above £60 billion for the first time. In the US and the UK, we continue to manage volumes in line with our value-driven approach, and we are encouraged by the performance of Elite Access, our new variable annuity without guarantees which was launched in the US last year.

“Across the Group, our businesses are on track to achieve our 2013 “Growth and Cash” objectives. Against a background of low long-term interest rates and uncertain economic growth, we remain focused on executing our strategy and capturing the long-term profitable growth opportunities available to us, particularly in the growing markets of Asia, where we continue to build on our leading market positions and strong multi-channel distribution capabilities. Across our markets, we remain disciplined in our approach, putting value ahead of volume, as we continue to optimise the balance between risk, returns, capital and cash generation.”

BUSINESS UNIT REVIEW

ASIA
Asia new business profit increased by 18 per cent to £308 million in the first quarter, driven by higher sales of savings and protection products to the growing Asian middle class and a more favourable geographic mix that primarily reflects strong growth in our core target markets in South-east Asia and Hong Kong and a deliberate reduction in Taiwan. In all, eight of our businesses have delivered double digit sales growth in the first quarter. We remain on track to achieve our Asia growth objective of doubling 2009 new business profit in 2013, with new business profit in the first quarter of 2013 2.3 times higher than that in the first quarter of 2009.

In working to meet the needs of the fast growing and increasingly urbanised Asian middle classes, building and strengthening our multi-channel distribution remains a key focus of our strategy. During the first quarter, agency APE (ex India) grew by 16 per cent predominantly due to increases in active manpower and to a lesser extent, due to an increase in average case sizes. We also continue to see good growth in our bancassurance partnerships, with APE growth of 17 per cent, excluding Taiwan where we have chosen not to offer low-return, capital-intensive products through our banking partner E-Sun.

We continue to make good progress in our ‘sweet-spot’ markets1, with new business profit up 20 per cent, outpacing APE sales growth of 16 per cent. Our two largest businesses, Indonesia and Hong Kong, had a particularly strong quarter, with profitable volume growth driven primarily by increased levels of agent activation in both markets and additionally, in Hong Kong, the benefit of improved case sizes.  This performance was achieved despite a material depreciation of the Indonesian rupiah relative to sterling over the period. In Malaysia we remain focused on building our Bumi strategy and our agency refocusing efforts are paying off with one of the highest levels of protection content in the region. In Singapore both agency and bank channels continue to perform well, reflecting further growth in active agents and strong contributions from our banking partners.

In the Philippines we have maintained the momentum of recent years with APE sales up 40 per cent, while in Vietnam APE sales growth of 43 per cent reinforces the long-term potential of the market.  In Thailand we completed the acquisition of Thanachart Life as announced on 3 May and have launched our exclusive distribution partnership with Thanachart Bank. We have also successfully launched our new business in Cambodia, where we have a partnership with ACLEDA Bank Plc, the largest retail and commercial bank in the country. We are in the process of opening a representative office in Myanmar.

CITIC-Prudential in China had an excellent start to the year with Prudential’s 50 per cent share of APE up 59 per cent to £27 million. This delivered an all-time record in terms of new business profits. Both the bank and agency channels have performed well, with particularly encouraging results from CITIC Bank. In India, ICICI-Prudential, in which the Group has a 26 per cent joint venture stake, has retained its position as a private sector leader and has continued its efforts to refocus its operations on regular premium savings and protection products.

In Korea, sales were boosted ahead of a tax change that took effect in February, while in Taiwan our value over volume approach saw APE fall.

Our Asia asset management business, Eastspring Investments ended the quarter with record funds under management (FUM) of £62.8 billion, up 18 per cent from £53.4 billion at 31 March 2012, and for the first time over £60 billion. External FUM2 increased by 22 per cent to £19.8 billion, from £16.2 billion at 31 March 2012.  First quarter 2013 net inflows for the third party and institutional business of £1,071 million (first quarter 2012: £349 million) were driven by strong net flows in Korea, India and Taiwan, new institutional bond mandates secured in Singapore and a first-time contribution from Indonesia. On 17 April Eastspring Investments received regulatory approval to distribute its funds in Europe as it implements its strategy of building distribution of its products in new markets outside Asia, in order to benefit from Western investors’ appetite for Asian exposure.

Overall, our business in Asia continues to deliver strong and profitable growth, driven by our focus on meeting the savings and protection needs of the growing middle-class through high-quality, multi-channel distribution.

US
In the first quarter of 2013, Jackson achieved APE retail sales of £343 million, a 6 per cent increase compared to the first quarter of 2012. Jackson has achieved these sales levels while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return in excess of 20 per cent.  Including institutional sales, total APE sales were £358 million, an 8 per cent increase over the same period in 2012.  We continue to focus on IFRS earnings and cash generation ahead of volume in the highly competitive US market.

New business profits were £22 million lower at £192 million in the first quarter of 2013, reflecting the impact of lower interest rates and spread compression.  On a like-for-like basis, adjusting for lower yields and narrower credit spreads since the first quarter of 2012, new business profit would have been flat year-on-year. The effect on new business profit of lower guaranteed variable annuity sales was almost entirely offset by the benefit of pricing actions we have taken over the last 12 months and the contribution from increasing sales of Elite Access.

Growth in assets under management is a key driver of IFRS profit and cash. Total annuity net flows of £2.0 billion in the first quarter of 2013 were 13 per cent higher than the fourth quarter of 2012, and separate account assets also benefited from the 10 per cent uplift in the S&P500 index.  As a result, at the end of the period Jackson’s statutory separate account assets totalled £58.1 billion and general account assets totalled £41.0 billion, up 38 per cent and 34 per cent respectively year-on-year.

Total variable annuity APE of £294 million (first quarter 2012: £279 million) benefited from the encouraging performance of Elite Access which contributed £54 million of APE in the period and continues to show strong sales momentum one year after its launch in March 2012. Elite Access is a high IRR product that provides retail customers access to alternative investments in a tax efficient variable annuity wrapper without guaranteed benefits. Excluding the contribution of Elite Access, guaranteed variable annuity APE of £240 million was down 14 per cent mainly due to the impact of pricing actions taken in the fourth quarter of 2012 and our decision to control volumes to match the Group’s risk appetite. This change in product mix is in line with the US strategy we outlined at our Investor Conference in November 2012.

Fixed index annuity APE of £34 million increased 36 per cent from the same period in 2012. We have seen a moderate increase in demand for fixed index annuities as consumers seek to increase their exposure to equity markets following the recent strong performance of the S&P 500.  Fixed annuity APE of £14 million decreased 13 per cent.

In the first three months of the year Jackson’s hedging programme and policyholder behaviour continue to perform in line with our expectations.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had FUM of £6.3 billion at the end of March 2013 compared with £5.5 billion at the end of 2012. Curian attracted deposits of £436 million in the first quarter of 2013, up 23 per cent over the fourth quarter of 2012, although down slightly compared to the same period in 2012. Curian’s asset growth continues to benefit from its investment platform development and the significant expansion in 2012 of its wholesaling team and distribution territories.

In the US, our strategy remains focused on generating shareholder value as measured by cash generation and IFRS earnings, while operating within a prudent risk management framework, and maintaining a strong regulatory capital position.

UK
In the first quarter of 2013, Prudential UK generated new business profit of £63 million, a level comparable to that achieved in 2012 for the same period. Our UK business continues to focus on those areas of the retirement savings and income markets where we are able to bring superior value to our customers and where we enjoy a competitive advantage.

Total APE sales of £185 million were 2 per cent lower than the first quarter of 2012, principally due to lower sales of with-profits bonds and individual pensions which were partly offset by higher sales of individual annuities.

Individual annuities APE of £55 million was 15 per cent higher than for the first quarter of 2012, although below volumes seen in the fourth quarter of 2012, which were boosted by sales ahead of the change to gender neutral pricing on 21 December 2012. We continue to see strong demand for our with-profits Income Choice Annuity, with APE increasing by 69 per cent to £22 million. The dual features of this product, namely income security combined with the potential for income growth, are proving increasingly attractive to customers facing the impact of the current low interest rate environment.

Sales of onshore bonds were down 18 per cent to APE of £45 million, largely reflecting the anticipated reduction in sales of with-profits bonds as a consequence of the implementation of the Retail Distribution Review (RDR) regulations at the end of 2012. First quarter with-profit bond sales were 21 per cent lower than the first quarter of 2012 despite benefiting from a significant pre-RDR pipeline. We anticipate market dislocation will persist in the short-term as consumers and distributors adjust to the new environment and we continue to expect this will dampen our sales of investment bonds in 2013, compared to the level of sales achieved in 2012.

Corporate pensions APE of £53 million was 8 per cent higher than the same period last year, mainly due to higher with-profits sales. Prudential UK remains the largest provider of Additional Voluntary Contribution plans within the public sector where we provide schemes for 68 of the 99 public sector authorities in the UK.

APE sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds, of £30 million were 19 per cent down on the first quarter of 2012, mainly due to the cessation of contracting out of the state second tier pension for defined contribution pension schemes, which resulted in a £7 million reduction in APE.

We continue to manage our UK business by focussing on our strengths of individual annuities and with-profits products to meet the needs of our 7 million UK customers.

We are pleased to have announced recently the appointment of Jackie Hunt to lead our UK and European business, and we thank Rob Devey for the considerable contribution he has made over the past four years.

M&G
M&G achieved a 38 per cent increase in net inflows to £2.4 billion during the first three months of 2013, reflecting strong performance from retail sales in Continental Europe and driving both total FUM and external FUM to record levels at £238.4 billion and £119.2 billion respectively.

In M&G’s Retail business, net inflows from European investors reached a record £2.9 billion, almost double the £1.5 billion reported in the first quarter of 2012, reflecting strong long term fund performance and a decade of investment in European distribution. The substantially higher inflows from European investors more than offset weaker sales in the UK, evidencing the benefits of M&G’s diversified business model. A significant portion of these UK outflows result from our decision in summer 2012 to slow contributions into two of our market-leading corporate bond funds. Retail FUM increased by 28 per cent year-on-year to £61.4 billion at 31 March 2013. Of this, FUM from European clients total £18.7 billion, up from £10.4 billion at 31 March 2012 and now account for nearly a third of total retail FUM.

Our Retail business remains underpinned by strong and consistent long-term investment performance. Twenty retail funds accounting for 63 per cent of FUM have delivered top or upper quartile returns over the three years to 31 March 2013.

M&G’s Institutional business saw small net outflows for the quarter, with the expected loss of some short-term segregated mandates offsetting the positive impact of new business, including positive contributions from M&G’s Alternative Credit team in particular.  The Institutional business has a strong pipeline of new business which has been won but not yet been funded. Institutional external FUM were £57.7 billion at 31 March 2013, up 27 per cent from £45.4 billion at 31 March 2012.

Since the quarter end, M&G has announced that PRUPIM is to be renamed M&G Real Estate. This change reflects its greater collaboration with other parts of M&G as we increasingly offer clients investment strategies with a real estate component.

The combination of net inflows and favourable market movements has increased M&G’s total FUM to a record level of £238.4 billion at 31 March 2013, up 17 per cent from the same time last year. External funds now represent for the first time 50 per cent of the total, standing at a new high of £119.2 billion, up 28 per cent on the first quarter of 2012.

BALANCE SHEET
Our balance sheet remains resilient and conservatively positioned. As at 31 March 2013, our IGD surplus was £4.0 billion, after deducting the 2012 final dividend.

OUTLOOK
We have made a good start to the year and continue to deliver strong performance across our businesses.

The global growth outlook remains uncertain, with on-going efforts to reach a more healthy fiscal balance weighing on the growth prospects of a number of large Western economies. In that context, the emerging economies of Asia are expected to continue growing at a faster rate than most developed markets.

Prudential enjoys leading positions in South-east Asia, where the outlook for long-term, profitable growth remains extremely favourable, given low insurance penetration and a rapidly growing, increasingly urbanised and wealthy middle class. We also benefit from strong platforms in the US and in the UK where we are focused on earnings and cash, implementing our value over volume approach.

Our businesses are in good shape, our balance sheet remains well-capitalised and conservatively positioned and we are confident that we will continue our record of relative outperformance.

1. Q1 2013 Business Unit financial highlights

New Business Profit 3	Q1 2013	Q1 2012	% change on Q1 20124
Asia	£308m	£260m	18%
US	£192m	£214m	(10)%
UK	£63m	£62m	2%
Total Group Insurance	£563m	£536m	5%
Sales – APE	Q1 2013	Q1 2012	% change on Q1 2012
Asia	£495m	£443m	12%
US	£358m	£332m	8%
UK	£185m	£189m	(2)%
Total Group Insurance	£1,038m	£964m	8%

Investment Flows	Q1 2013	Q1 2012	% change on Q1 20126
Gross inflows
M&G	£9,869m	£7,009m	41%
Eastspring Investments5	£3,540m	£2,174m	63%
Total Group	£13,409m	£9,183m	46%

Net inflows
M&G	£2,431m	£1,767m	38%
Eastspring Investments5	£1,071m	£349m	207%
Total Group	£3,502m	£2,116m	66%

Funds Under Management7
M&G	£238.4bn	£202.9bn	17%
Eastspring Investments	£62.8bn	£53.4bn	18%

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

1	Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam
2	External funds under management for Eastspring excluding Money Market Funds as set out in schedule 3
3	New business profits have been calculated by applying the assumptions set out in schedule 5
4
New business profit is calculated using end-of-period economic assumptions. These are presented in schedule 5 of the Interim Management Statement. The fall in long-term interest yields between March 2012 and March 2013, have reduced the total year-to-date March 2013 new business profit by £27 million (£22 million of which arose in respect of the US business)

5
Gross and net investment inflows excluding Eastspring Money Market Funds.  Investment flows exclude Eastspring Money Market Funds (MMF) gross inflows of £14,003 million (Q1 2012: £12,556 million) and net outflows of £528 million (Q1 2012: net outflows of £527 million)

6	Percentages based on unrounded numbers
7	Funds under management include all external and internal funds.

Notes:

1.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2.
Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3.	NBP assumptions for the period are detailed in the accompanying schedule 5.

4.
There will be a conference call today for the media at 10.00 (UK) / 17.00 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)203 139 4830 (Hong Kong) +852 3068 9834 Pin: 45518914#.

5.
There will be a conference call today for analysts and investors at 11.30 (UK) / 18.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)203 139 4830 / 0808 237 0030 (Freephone UK) Pin: 36940079#. Playback (PIN: 638967#) +44(0)203 426 2807 / 0808 237 0026 (Freephone UK) (available from 13.00 (UK) on 7 May 2013 until 23.59 (UK) on 6 June 2013).

6.	High resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library or by calling the media office on +44 (0) 207 548 2466.

7.
Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis shown in supplementary schedule 1B.

8.
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

9.	Forward-Looking Statements
This document may contain ‘forward-looking statements’ with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words “may”, “will”, “should”, “continue”, “aims”, “estimates”, “projects”, “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's ‘Solvency II’ requirements on Prudential's capital maintenance requirements; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the ‘Risk factors’ heading in its most recent Annual Report and the ‘Risk Factors’ heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10.	The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Supplementary schedules

Contents
Schedule 1A	New Business Insurance Operations (Reported Exchange Rates)
Schedule 1B	New Business Insurance Operations (Constant Exchange Rates)
Schedule 2A	Total Insurance New Business APE – By Quarter (Reported Exchange Rates)
Schedule 2B	Total Insurance New Business APE – By Quarter (Constant Exchange Rates)
Schedule 3	Investment Operations – By Quarter (Reported Exchange Rates)
Schedule 4	New Business Profit and Margin ( % APE and % PVNBP) (Reported Exchange Rates)
Schedule 5	EEV New Business Methodology and Assumptions
Schedule 6	Capital Management
Schedule 7	Basis of preparation

Schedule 1A – Reported Exchange Rates
PRUDENTIAL PLC – NEW BUSINESS – Q1 2013
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q1 2013	Q1 2012		Q1 2013	Q1 2012		Q1 2013	Q1 2012		Q1 2013	Q1 2012
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (5) (7)	535	336	59%	441	410	8%	495	443	12%	2,734	2,303	19%
US(1a) (7)	3,581	3,279	9%	1	4	(75%)	358	332	8%	3,581	3,307	8%
UK	1,244	1,360	(9%)	61	53	15%	185	189	(2%)	1,540	1,580	(3%)
Group Total	5,360	4,975	8%	503	467	8%	1,038	964	8%	7,855	7,190	9%

Asia Insurance Operations(1a) (7)
Hong Kong	37	19	95%	103	83	24%	107	85	26%	592	464	28%
Indonesia	93	77	21%	103	89	16%	112	97	15%	523	395	32%
Malaysia	26	25	4%	43	42	2%	46	45	2%	307	283	8%
Philippines	67	45	49%	7	6	17%	14	10	40%	90	61	48%
Singapore	113	73	55%	69	65	6%	80	72	11%	571	514	11%
Thailand	6	3	100%	10	11	(9%)	11	11	-	44	39	13%
Vietnam	-	-	N/A	10	7	43%	10	7	43%	35	24	46%
SE Asia Operations inc. Hong Kong	342	242	41%	345	303	14%	380	327	16%	2,162	1,780	21%
China(8)	42	11	282%	23	16	44%	27	17	59%	136	81	68%
Korea	117	8	1,363%	18	20	(10%)	30	21	43%	191	107	79%
Taiwan	21	43	(51%)	17	39	(56%)	19	43	(56%)	89	183	(51%)
India(5)	13	32	(59%)	38	32	19%	39	35	11%	156	152	3%
Total Asia Operations	535	336	59%	441	410	8%	495	443	12%	2,734	2,303	19%

US Insurance Operations(1a) (7)
Variable Annuities	2,403	2,790	(14%)	-	-	N/A	240	279	(14%)	2,403	2,790	(14%)
Elite Access (variable annuity)	538	-	N/A	-	-	N/A	54	-	N/A	538	-	N/A
Fixed Annuities	144	162	(11%)	-	-	N/A	14	16	(13%)	144	162	(11%)
Fixed Index Annuities	342	249	37%	-	-	N/A	34	25	36%	342	249	37%
Life	-	2	(100%)	1	4	(75%)	1	4	(75%)	-	30	(100%)
Wholesale	154	76	103%	-	-	N/A	15	8	88%	154	76	103%
Total US Insurance Operations	3,581	3,279	9%	1	4	(75%)	358	332	8%	3,581	3,307	8%

UK & Europe Insurance Operations
Direct and Partnership Annuities	76	66	15%	-	-	N/A	8	7	14%	76	66	15%
Intermediated Annuities	151	103	47%	-	-	N/A	15	10	50%	151	103	47%
Internal Vesting Annuities	318	310	3%	-	-	N/A	32	31	3%	318	310	3%
Total Individual Annuities	545	479	14%	-	-	N/A	55	48	15%	545	479	14%
Corporate Pensions	45	91	(51%)	49	40	23%	53	49	8%	269	250	8%
On-shore Bonds	447	548	(18%)	-	-	N/A	45	55	(18%)	448	548	(18%)
Other Products	185	242	(24%)	12	13	(8%)	30	37	(19%)	256	303	(16%)
Wholesale	22	-	N/A	-	-	N/A	2	-	N/A	22	-	N/A
Total UK & Europe Insurance Operations	1,244	1,360	(9%)	61	53	15%	185	189	(2%)	1,540	1,580	(3%)
Group Total	5,360	4,975	8%	503	467	8%	1,038	964	8%	7,855	7,190	9%

Schedule 1B – Constant Exchange Rates
PRUDENTIAL PLC – NEW BUSINESS – Q1 2013
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q1 2013	Q1 2012		Q1 2013	Q1 2012		Q1 2013	Q1 2012		Q1 2013	Q1 2012
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1b) (7)	535	337	59%	441	409	8%	495	444	11%	2,734	2,316	18%
US(1b) (7)	3,581	3,318	8%	1	4	(75%)	358	335	7%	3,581	3,347	7%
UK	1,244	1,360	(9%)	61	53	15%	185	189	(2%)	1,540	1,580	(3%)
Group Total	5,360	5,015	7%	503	466	8%	1,038	968	7%	7,855	7,243	8%

Asia Insurance Operations(1b) (7)
Hong Kong	37	19	95%	103	84	23%	107	86	24%	592	470	26%
Indonesia	93	73	27%	103	85	21%	112	92	22%	523	374	40%
Malaysia	26	25	4%	43	43	0%	46	45	2%	307	285	8%
Philippines	67	48	40%	7	6	17%	14	11	27%	90	65	38%
Singapore	113	76	49%	69	67	3%	80	75	7%	571	530	8%
Thailand	6	3	100%	10	11	(9%)	11	12	(8%)	44	41	7%
Vietnam	-	-	N/A	10	7	43%	10	7	43%	35	25	40%
SE Asia Operations inc. Hong Kong	342	244	40%	345	303	14%	380	328	16%	2,162	1,790	21%
China(8)	42	12	250%	23	16	44%	27	18	50%	136	83	64%
Korea	117	8	1,363%	18	21	(14%)	30	22	36%	191	113	69%
Taiwan	21	43	(51%)	17	39	(56%)	19	43	(56%)	89	187	(52%)
India(5)	13	30	(57%)	38	30	27%	39	33	18%	156	143	9%
Total Asia Operations	535	337	59%	441	409	8%	495	444	11%	2,734	2,316	18%

US Insurance Operations(1b) (7)
Variable Annuities	2,403	2,823	(15%)	-	-	N/A	240	282	(15%)	2,403	2,823	(15%)
Elite Access (variable annuity)	538	-	N/A	-	-	N/A	54	-	N/A	538	-	N/A
Fixed Annuities	144	164	(12%)	-	-	N/A	14	16	(13%)	144	164	(12%)
Fixed Index Annuities	342	252	36%	-	-	N/A	34	25	36%	342	252	36%
Life	-	2	(100%)	1	4	(75%)	1	4	(75%)	-	31	(100%)
Wholesale	154	77	100%	-	-	N/A	15	8	88%	154	77	100%
Total US Insurance Operations	3,581	3,318	8%	1	4	(75%)	358	335	7%	3,581	3,347	7%

UK & Europe Insurance Operations
Direct and Partnership Annuities	76	66	15%	-	-	N/A	8	7	14%	76	66	15%
Intermediated Annuities	151	103	47%	-	-	N/A	15	10	50%	151	103	47%
Internal Vesting Annuities	318	310	3%	-	-	N/A	32	31	3%	318	310	3%
Total Individual Annuities	545	479	14%	-	-	N/A	55	48	15%	545	479	14%
Corporate Pensions	45	91	(51%)	49	40	23%	53	49	8%	269	250	8%
On-shore Bonds	447	548	(18%)	-	-	N/A	45	55	(18%)	448	548	(18%)
Other Products	185	242	(24%)	12	13	(8%)	30	37	(19%)	256	303	(16%)
Wholesale	22	-	N/A	-	-	N/A	2	-	N/A	22	-	N/A
Total UK & Europe Insurance Operations	1,244	1,360	(9%)	61	53	15%	185	189	(2%)	1,540	1,580	(3%)
Group Total	5,360	5,015	7%	503	466	8%	1,038	968	7%	7,855	7,243	8%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Q1 2013
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2012				2013
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)(7)	443	456	429	569	495
US(1a)(7)	332	387	414	329	358
UK	189	223	205	219	185
Group Total	964	1,066	1,048	1,117	1,038

Asia Insurance Operations(1a)(7)
Hong Kong	85	92	96	123	107
Indonesia	97	109	97	143	112
Malaysia	45	53	47	73	46
Philippines	10	11	12	12	14
Singapore	72	69	76	84	80
Thailand	11	8	9	9	11
Vietnam	7	11	11	16	10
SE Asia Operations inc. Hong Kong	327	353	348	460	380
China(8)	17	16	13	10	27
Korea	21	24	22	28	30
Taiwan	43	45	24	44	19
India(5)	35	18	22	27	39
Total Asia Insurance Operations	443	456	429	569	495

US Insurance Operations(1a)(7)
Variable Annuities	279	318	333	230	240
Elite Access (variable annuity)	-	14	26	45	54
Fixed Annuities	16	15	14	13	14
Fixed Index Annuities	25	25	29	30	34
Life	4	4	3	1	1
Wholesale	8	11	9	10	15
Total US Insurance Operations	332	387	414	329	358

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8
Intermediated Annuities	10	15	16	24	15
Internal Vesting annuities	31	35	38	42	32
Total Individual Annuities	48	57	61	75	55
Corporate Pensions	49	55	44	41	53
On-shore Bonds	55	51	55	67	45
Other Products	37	33	31	36	30
Wholesale	-	27	14	-	2
Total UK & Europe Insurance Operations	189	223	205	219	185
Group Total	964	1,066	1,048	1,117	1,038

Schedule 2B - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Q1 2013
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2012				2013
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)(7)	444	465	441	584	495
US(1b)(7)	335	395	419	340	358
UK	189	223	205	219	185
Group Total	968	1,083	1,065	1,143	1,038

Asia Insurance Operations(1b)(7)
Hong Kong	86	94	97	127	107
Indonesia	92	106	97	145	112
Malaysia	45	54	49	74	46
Philippines	11	11	13	13	14
Singapore	75	72	78	86	80
Thailand	12	9	10	9	11
Vietnam	7	11	12	16	10
SE Asia Operations inc. Hong Kong	328	357	356	470	380
China(8)	18	17	13	11	27
Korea	22	26	23	30	30
Taiwan	43	47	25	45	19
India(5)	33	18	24	28	39
Total Asia Insurance Operations	444	465	441	584	495

US Insurance Operations(1b)(7)
Variable Annuities	282	325	337	239	240
Elite Access (variable annuity)	-	14	27	46	54
Fixed Annuities	16	15	14	13	14
Fixed Index Annuities	25	26	29	31	34
Life	4	4	3	1	1
Wholesale	8	11	9	10	15
Total US Insurance Operations	335	395	419	340	358

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8
Intermediated Annuities	10	15	16	24	15
Internal Vesting annuities	31	35	38	42	32
Total Individual Annuities	48	57	61	75	55
Corporate Pensions	49	55	44	41	53
On-shore Bonds	55	51	55	67	45
Other Products	37	33	31	36	30
Wholesale	-	27	14	-	2
Total UK & Europe Insurance Operations	189	223	205	219	185
Group Total	968	1,083	1,065	1,143	1,038

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Q1 2013
INVESTMENT OPERATIONS - BY QUARTER

	2012				2013
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	106,984	109,507	110,204	120,709	129,498
Net Flows:(10)	2,116	3,251	6,975	6,165	3,502
- Gross Inflows	9,183	9,305	13,228	13,783	13,409
- Redemptions	(7,067)	(6,054)	(6,253)	(7,618)	(9,907)
Other Movements	407	(2,554)	3,530	2,624	5,926
Total Group Investment Operations	109,507	110,204	120,709	129,498	138,926

M&G

Retail
Opening FUM	44,228	47,972	48,352	51,951	54,879
Net Flows:	2,398	1,876	1,863	1,705	2,446
- Gross Inflows	6,055	4,995	4,903	5,528	7,213
- Redemptions	(3,657)	(3,119)	(3,040)	(3,823)	(4,767)
Other Movements	1,346	(1,496)	1,736	1,223	4,102
Closing FUM	47,972	48,352	51,951	54,879	61,427

Institutional(4)
Opening FUM	47,720	45,371	46,291	52,215	56,989
Net Flows:	(631)	1,298	4,505	3,867	(15)
- Gross Inflows	954	2,697	5,643	5,688	2,656
- Redemptions	(1,585)	(1,399)	(1,138)	(1,821)	(2,671)
Other Movements	(1,718)	(378)	1,419	907	771
Closing FUM	45,371	46,291	52,215	56,989	57,745
Total M&G Investment Operations	93,343	94,643	104,166	111,868	119,172

PPM South Africa FUM included in Total M&G	3,757	3,584	3,848	4,391	4,701

Eastspring - excluding MMF(10)

Equity/Bond/Other(9)
Opening FUM	13,007	13,970	13,423	14,508	15,457
Net Flows:	333	50	838	521	795
- Gross Inflows	2,120	1,552	2,407	2,446	3,122
- Redemptions	(1,787)	(1,502)	(1,569)	(1,925)	(2,327)
Other Movements	630	(597)	247	428	954
Closing FUM(6)	13,970	13,423	14,508	15,457	17,206

Third Party Institutional Mandates
Opening FUM	2,029	2,194	2,138	2,035	2,173
Net Flows:	16	27	(231)	72	276
- Gross Inflows	54	61	275	121	418
- Redemptions	(38)	(34)	(506)	(49)	(142)
Other Movements	149	(83)	128	66	99
Closing FUM(6)	2,194	2,138	2,035	2,173	2,548

Total Eastspring Investment Operations	16,164	15,561	16,543	17,630	19,754

US
Curian Capital - FUM(6) (11)	5,064	5,193	5,332	5,473	6,315

Schedule 4 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Q1 2013
TOTAL INSURANCE NEW BUSINESS PROFIT

	2012				2013
	Q1	Q2	Q3	Q4	Q1
	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asia Insurance Operations	443	899	1,328	1,897	495
Total US Insurance Operations	332	719	1,133	1,462	358
Total UK & Europe Insurance Operations	189	412	617	836	185
Group Total	964	2,030	3,078	4,195	1,038

New business profit(2)
Total Asia Insurance Operations	260	547	828	1,266	308
Total US Insurance Operations	214	442	683	873	192
Total UK & Europe Insurance Operations	62	152	227	313	63
Group Total	536	1,141	1,738	2,452	563
New business margin (% of APE)
Total Asia Insurance Operations	59%	61%	62%	67%	62%
Total US Insurance Operations	64%	61%	60%	60%	54%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%
Group Total	56%	56%	56%	58%	54%

PVNBP(3)
Total Asia Insurance Operations	2,303	4,725	7,074	10,544	2,734
Total US Insurance Operations	3,307	7,180	11,308	14,600	3,581
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540
Group Total	7,190	15,400	23,646	32,455	7,855

New business profit(2)
Total Asia Insurance Operations	260	547	828	1,266	308
Total US Insurance Operations	214	442	683	873	192
Total UK & Europe Insurance Operations	62	152	227	313	63
Group Total	536	1,141	1,738	2,452	563

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.3%	11.6%	11.7%	12.0%	11.3%
Total US Insurance Operations	6.5%	6.2%	6.0%	6.0%	5.4%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%
Group Total	7.5%	7.4%	7.4%	7.6%	7.2%

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business for the first quarter of 2013 represents profits determined using non-economic assumptions which are consistent with those at 31 December 2012.
For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
Expected returns on equity and property asset classes and corporate bonds in respect of each territory are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.8 per cent for 31 March 2013 (31 December 2012: 3.5 per cent to 8.8 per cent; 31 March 2012: 3.5 per cent to 8.7 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asia operations note (ii)

31 March 2013
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.1	4.0	13.1	9.7	6.6	5.8	9.8	3.8	3.6	10.2	16.3
Government bond yield	3.6	1.9	8.1	5.65	2.75	3.5	3.05	1.55	1.3	3.5	9.5

31 December 2012
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.1	3.8	13.2	9.4	7.4	5.8	11.1	3.6	3.25	10.3	17.2
Government bond yield	3.6	1.8	8.2	5.3	3.2	3.5	4.35	1.3	1.2	3.5	10.5

31 March 2012
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.05	4.2	13.7	11.0	7.2	6.4	12.4	4.0	5.0	10.6	18.5
Government bond yield	3.55	2.2	8.7	6.0	4.0	3.7	5.7	1.7	1.3	3.85	11.8

	Asia Total
	31 Mar 2013	31 Dec 2012	31 Mar 2012
	%	%	%
New business weighted risk discount rate note (i)	7.1	6.8	7.5

Notes
(i)	The weighted risk discount rates for Asia operations shown above have been determined by weighting each country’s risk discount rates by reference to the EEV basis new business result.
(ii)	For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(iii)       The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(iv)       The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	31 Mar 2013	31 Dec 2012	31 Mar 2012
	%	%	%
Hong Kong	5.9	5.8	6.2
Malaysia	9.5	9.5	9.7
Singapore	7.6	7.35	7.7

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations
	31 Mar 2013	31 Dec 2012	31 Mar 2012
	%	%	%
Assumed new business spread margins:note (ii)
Fixed Annuity business:1,2 note (i)
January to June issues	1.2	1.4	1.5
July to December issues	n/a	1.1	n/a
Fixed Index Annuity business:2 note (i)
January to June issues	1.45	1.75	2.0
July to December issues	n/a	1.35	n/a
Institutional business	0.75	1.25	1.25
New business risk discount rate
Variable annuity	6.6	6.5	7.0
Non-variable annuity	4.1	4.0	5.0
Weighted average total	6.4	6.3	6.8
US 10-year treasury bond rate at end of period	1.9	1.8	2.2
Pre-tax expected long-term nominal rate of return for US equities	5.9	5.8	6.2

1	Including the proportion of variable annuity business invested in the general account
2	Grading up linearly by 25 basis points to a long-term assumption over five years

Note
(i)
The assumed new business spread margin shown above are the rates at inception. For fixed annuity business (including the proportion of variable annuity business invested in the general account) and fixed index annuity business the assumed spread margin grades up linearly by 25 basis points to the long-term assumption over five years.

(ii)	Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The yield also reflects an allowance for long-term defaults of 25 basis points for all periods shown above.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

(iii)	Required capital
             For Q1 2013 the level of required capital assumed in measuring the new business profits has been set at 250 per cent of the risk based capital required by the National Association of Insurance Commissioners (NAIC) at the
             Company Action Level (CAL). This level is consistent with the level applied in 2013 for measuring the contribution Jackson makes to the Group’s surplus under the Insurance Group Directive (IGD) as explained in Schedule
             6.  For 2012 reporting the new business profit level was measured after assuming a required capital level of 235 per cent.

The results for Jackson reflect the application of the discount rates shown above, which include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 150 basis points (31 December 2012: 150 basis points; 31 March 2012: 200 basis points) and for variable annuity business of 30 basis points (31 December 2012: 30 basis points; 31 March 2012: 40 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account.

UK operations
	31 Mar 2013	31 Dec 2012	31 Mar 2012
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	6.8	6.9	7.5

Pre-tax expected long-term nominal rate of return	3.9	4.2	4.45

Other business:
New business risk discount rate note (ii)	5.4	5.2	5.7

Pre-tax expected long-term nominal rates of investment return:
UK equities	6.3	6.3	6.7
Gilts	2.3	2.3	2.7
Corporate bonds	3.9	3.9	4.3
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.1	5.0	5.4
Life business	4.45	4.35	4.7

Notes
(i)
For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	31 Mar 2013	31 Dec 2012	31 Mar 2012
	(bps)	(bps)	(bps)
Bond spread over swap rates	111	150	164
Total credit risk allowance	28	35	30
Liquidity premium	83	115	134

(ii)	The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Capital Management

The Group remains focused on managing proactively its balance sheet and risk profile.  We continue to impose stringent stress testing on our key capital measures, assessing our ability to withstand significant market shocks both in the short and medium term.

A strong balance sheet is at the heart of our strategy and is a key consideration for our customers when they choose our products. That strength gives confidence to our customers that we will be there to serve them in the long term. Strict and proactive management and allocation of capital remain a core focus for our Group.

Our capital position remains resilient. We have continued to focus on maintaining the Group’s financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash.

In our 2012 results announcement we disclosed that in March 2013,  we agreed with the FSA (now the PRA)1 to amend the calculation of the contribution Jackson makes to the Group’s Insurance Groups Directive (IGD) surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL). On the revised basis the contribution of Jackson to IGD surplus will equal the surplus in excess of 250 per cent of CAL. This is more in line with the level applied previously for reporting free surplus of 235 per cent of CAL2. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally.

On the revised basis we estimate that our IGD capital surplus was £4.0 billion at 31 March 2013 (after taking into account the 2012 final dividend of £0.5 billion and after deducting £1.2 billion in respect of the Jackson change from 75 per cent to 250 per cent of CAL).  This is equivalent to a capital cover of 2.4 times.

This compares to £5.1 billion at 31 December 2012 (before taking into account the 2012 final dividend of £0.5 billion) and £3.8 billion at 31 March 2012 (after taking into account the 2011 final dividend of £0.4 billion). Neither of these comparatives included the subsequent change in the Jackson contribution basis.

As at 31 March 2013 stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 31 March 2013 levels would reduce the IGD surplus by £300 million;

•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £850 million;

•	A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million;

•	Credit defaults of ten times the expected level would reduce IGD surplus by £650 million.

The acquisition of Thanachart Life was completed on 3 May 2013. We estimate that this acquisition will reduce the Group IGD surplus by £0.3 billion.

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 31 March 2013 was £2.1 billion, equivalent to 7.1 per cent of the assets backing annuity liabilities. This represents 42 per cent of the portfolio spread over swaps, compared to 40 per cent at 31 December 2012 and 35 per cent at 31 March 2012.

The surplus of the UK with-profits fund is excluded from the IGD calculation. At 31 March 2013, the UK with-profits fund inherited estate was estimated at £7.5 billion. The value of shareholders’ interest in future transfers from the UK with-profits fund is valued at £2.3 billion.

1 On 1 April 2013 the Prudential Regulation Authority (PRA) became responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms
2 As noted in schedule 5, the assumption for required capital for valuing new business profits in 2013 has been set at 250 per cent of CAL

Schedule 7

BASIS OF PREPARATION
The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Annual premium equivalent (APE) sales are subject to rounding.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations (now PRA).

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the EEV methodology set out in our 2012 Full Year Annual Report and the economic assumptions shown on schedule 5.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

All data included in this Interim Management Statement (and supplementary schedules) is unaudited.

Notes to Schedules 1 – 6
(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for the period to 31 March 2013 is $1.55.
(1b)	Insurance and investment new business for overseas operations for 2012 have been calculated using constant exchange rates. The applicable rate for Jackson is $1.55.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are translated using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(10)
Investment flows exclude Eastspring Money Market Funds gross inflows of £14,003 million (first quarter 2012: £12,556 million) and net outflows of £528 million (first quarter 2012: net outflows £527 million).

(11)	Excludes Curian Variable Series Trust funds (internal funds under management).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 May 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer